Television Broadcasts Limited
Interim Report 2002


2002

電 視 廣 播 有 限 公 司
二 〇 〇 二 年 度 中 期 報 告

To: The U.S. Securities & Exchange Commission

02 SEP 25 AM 9:30

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 16 September 2002, Hsin Chi Broadcast Co., Ltd., a non-wholly owned subsidiary of Television Broadcasts Limited, entered into an Agreement (as defined below) with ERA Communications Co., Ltd. which is a substantial shareholder of a non-wholly owned subsidiary of Television Broadcasts Limited. The Agreement is in respect of the provision of professional know how, expertise and associated equipment for a multi channel per carrier services to ERA Communications Co., Ltd. by Hsin Chi Broadcast Co., Ltd. from 15 June 2002 to 14 June 2003 at a monthly fee of NT$1,150,000 (approximately HK$266,800) excluding sales tax.

ERA Communications Co., Ltd. is a connected person of the Company (as defined below). Accordingly, the Agreement will constitute connected transaction of the Company under the Listing Rules (as defined below).

Details of the Agreement will be included in the next published annual reports and accounts of the Company in accordance with Rule 14.25(1) of the Listing Rules for the years ending on 31 December 2002 and 31 December 2003 respectively during the continuance of the Agreement.

On 16 September 2002, Hsin Chi Broadcast Co., Ltd., a non-wholly owned subsidiary of Television Broadcasts Limited, ("Hsin Chi") and ERA Communications Co., Ltd. ("ERA"), a substantial shareholder of Liann Yee Productions Co., Ltd. being a non-wholly owned subsidiary of Television Broadcasts Limited, entered into an agreement whereby Hsin Chi agrees to provide to ERA multi channel per carrier services for the period of one (1) year commencing from 15 June 2002 ("Agreement").

Under the Agreement, the services provided by Hsin Chi covers transponder capacity, uplink, associated equipment, professional know how and expertise. ERA shall be solely responsible for delivery of the program content to the control room of Hsin Chi and all other expenses and fees for the relevant permits and licenses. In return, ERA shall pay Hsin Chi a monthly service fee of NT$1,150,000 (approximately HK$266,800) excluding sales tax. Further, there is a right for either party to terminate the Agreement by giving the other thirty (30) days prior written notice. The terms of the Agreement are no more favourable than the sole and existing agreement entered into between Hsin Chi and an independent company.

REASONS FOR THE AGREEMENT

Hsin Chi has been providing similar services to other companies. By entering into the Agreement with ERA, it will provide additional revenue stream to Hsin Chi without any additional manpower and capital expenditure. The monthly service fee payable by ERA under the Agreement results from arm's length discussion between the parties.

The above Hong Kong dollars amounts are based on the exchange rate of approximately HK$0.232 = NT$1.

PRINCIPAL ACTIVITIES OF THE GROUP, HSIN CHI AND ERA

Television Broadcasts Limited ("Company") and its subsidiaries (together "Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. Hsin Chi is in the business of operating pay television and multi channel per carrier services. ERA is in the business of film distribution, TV programmes production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

ERA is a substantial shareholder of a non-wholly owned subsidiary of the Company. ERA is accordingly a connected person as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the Agreement constitutes connected transaction for the Company.

As the value of the consideration payable by ERA to Hsin Chi pursuant to the Agreement represents less than 3% of the net tangible assets of the consolidated accounts of the Company, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of the Company, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of the Company, and the Agreement was entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules for the years ending on 31 December 2002 and 31 December 2003 respectively during the continuance of the Agreement.

By Order of the Board
Ho Chan Fai
Company Secretary

16 September 2002, Hong Kong

The directors are pleased to present the Group's interim report and condensed accounts for the six months ended 30 June 2002. The consolidated profit and loss account, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30 June 2002, and the consolidated balance sheet of the Group as at 30 June 2002, all of which are unaudited and condensed, along with selected explanatory notes, are set out on page 7 to 25 of this report.

INTERIM DIVIDEND

The directors are pleased to declare an Interim Dividend of HK$0.20 (2001: HK$0.20) per share for 438,000,000 issued shares.

Dividend warrants will be despatched to shareholders on 4 October 2002. The transfer books of the Company will be closed from 25 September 2002 to 27 September 2002, both dates inclusive.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

(a) Operating Results for the Period

For the six months ended 30 June 2002, the Group has achieved a turnover of HK$1,386 million representing a decrease of 10% over the same period last year. Profit attributable to shareholders amounted to HK$162 million, a 35% decrease over the same period last year. Earnings per share decreased to HK$0.37 (2001: HK$0.56).

(b) Business Review and Prospects

Terrestrial television broadcasting

TVB's ratings and audience share performance were very good during the first-half of 2002, continuing our long tradition of strong relative performance in the local free-to-air television market. The Chinese language Jade Channel's average weekday prime time audience share for the period was 83%, while the channel's audience share for the month of March hit 87%, the highest in ten years. Pearl, our English channel, achieved an average weekday prime audience share of 76% for the first-half.

However, the overall performance of our business and industry is closely correlated to the macro economy and, regrettably, as every one is well aware, Hong Kong's economic situation worsened considerably in the first-half of 2002 compared to the same period of the previous year. GDP was down substantially year-on-year, unemployment was much worse than in the first-half of 2001, and retail sales were off significantly - all indications of an economic environment calculated to test the mettle of all advertising media including television.

However, while our pre-tax local operating profit for the first-half was down a painful 57%, our consolidated net profits were down only 35% year-on-year, indicating the continuing growth and strength of our offshore businesses.

Looking forward to the second-half, we see several factors that support expectations for improvement. First, given the tragic events and attendant economic weakness of second-half 2001, our year-on-year comparison in the second-half of 2002 will be easier. This alone should enable us to make up some ground lost in the first-half. Second, there is a typical seasonality to our business that weights the second-half of the year heavier in sales than the first. Finally, if the underlying economy begins to recover, the normal second-half seasonality should be amplified, further improving results.

The construction of the new TV City at Tsueng Kwan O has been completed. We are commencing relocation this year, and the entire move should be accomplished by mid-2003. This world-class, state-of-the-art production centre, providing us increased capacity, and cutting-edge, digital technology across the board, will further enhance and upgrade our already strong production capacity.

Our production operations in the mainland have expanded steadily in recent years and will further expand in 2002, increasing the programme inventory drawn upon by our highly profitable licensing operations and international platforms and further broadening our base of operations in the mainland.

Programme licensing & distribution

First-half results clearly indicate the ongoing strength and growth of our licensing and distribution operations. Revenues were up nearly 16% year-on-year, and profits up an impressive 58% over the same period the previous year. The major thrust of growth is coming from telecast licensing to Malaysia, Singapore, Taiwan and North America. VCD sales have been affected by the economic malaise in Hong Kong and the month-long World Cup competition, but the negative impact there has been partially offset by substantial growth in our VCD business in the mainland. We anticipate continued growth in licensing and distribution in line with recent years.

Overseas satellite pay TV operations

(a) **TVB Satellite Platform (TVBSP) USA**

In the USA our multi-channel direct-to-home service showed double-digit first-half growth in its subscriber base. The service has expanded to include more Mandarin language channels. A new service package has stimulated new subscriber growth as well as increased average revenue per user.

(b) **TVB Australia (TVBA)**

Through concerted marketing efforts in local communities, our multi-channel direct-to-home service in Australia enjoys increased visibility and popularity in the market, generating double-digit subscriber growth in the first-half. Negotiations are underway to add additional, quality channels from the mainland to enable the service to increase penetration into Australia's Mandarin-speaking community.

(c) **The Chinese Channel (TCC) Europe**

Like other pay TV services in Europe, TCC's business has been negatively impacted by smart card piracy. As a result, growth in the subscriber base was stagnant. With the rollout of a new version of smart card, we anticipate the piracy problem can be solved before the end of 2002, allowing for a resumption of subscriber growth.

Channel operations

(a) **Taiwan**

Despite the popularity and strong ratings of our TVBS channels, advertising revenue was still affected by generally bad economic conditions in Taiwan. The revenue shortfall has been partially offset by a substantial increase in channel subscription income and double-digit revenue growth from our overseas channel, TVBS-Asia. Additional cost-cutting initiatives helped us reduce by approximately 40% year-on-year losses in our channel operations in the first-half.

As we continue efforts to restructure and fine-tune our Taiwan business, we expect further second-half improvement in both advertising revenue and operating costs and expect to be profitable in Taiwan in 2002.

(b) **TVB8 & Xing He**

The landing of our TVB8 channel in Malaysia in January has contributed considerable growth in subscription revenue for the period. To capitalize on TVB8's and Xing He's increased penetration in the mainland, we opened advertising sales offices in Shanghai and Beijing. We expect to see positive results from these initiatives in the coming months.

Other activities

(a) **Jade Animation**

Jade Animation continues to perform well, achieving double-digit growth in profits in the first-half of 2002 and expanding its involvement in original animation projects. Strategically, Jade Animation has launched its multimedia product activities in Shanghai with an eye to exploiting licensing and merchandising potential in the mainland.

(b) Internet Operations (Hong Kong and Mainland China)

The first-half saw considerable growth in revenues to our Internet operations, with the greatest growth coming from a substantial increase in interactive services related to TVB's on-air programmes. Internet operations were responsible for managing the Interactive Voice Response System for all games shows, musicals, and special events broadcast by TVB. Additionally, partnerships with mobile phone operators enabled us to offer SMS-related services tied into popular TVB programmes. We have also licensed other TVB content for use on 3G mobile phone networks. As a result of these and other initiatives, our Internet operations should break even in the second-half of 2002.

In the mainland we have progressively accumulated content for the impending launch of our VOD services to subscribers of Shanghai Telecom's broadband Internet service.

(c) Magazine Publishing

The first-half has been an extremely competitive period for the magazine industry as a whole. As a result, we have had to increase on-magazine give-aways, and have given our publication a bold new look targeted at increasing its appeal with readers. Cooperative marketing activities with advertisers have also been increased. We have implemented aggressive cost control and have realized major savings in printing costs.

New business - Hong Kong pay TV

TVB has been granted an extension until February 2003, to sell down below 50% its ownership in Galaxy Satellite Broadcasting Limited, TVB's Hong Kong pay TV business unit. Negotiations with prospective investors are ongoing and we anticipate securing the required financing within the February 2003 deadline.

Financial Review

(a) Capital structure and liquidity

Apart from a gradual building up of fixed assets - mainly on account of more capital expenditure (HK$370 million) incurred for our new TV City project at Tseung Kwan O - resulting in a depletion of our cash balances (HK$386 million), the capital structure of the Group was unchanged during the first-half. Cash and bank balances stood at HK$287 million as at 30 June 2002, with further capital commitments over the existing cash level to be met in the remainder of the year. We have arranged with our bankers additional facilities to cover the shortfall if it cannot be met by cash generated from operations. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

The Group maintained a low gearing ratio of 11.8% as of 30 June 2002 (December 2001: 9.8%) which was measured by total debts of HK$353 million (December 2001: HK$307 million) against a shareholders' fund of HK$2,988 million (December 2001: HK$3,144 million).

- Debts increased slightly over year-end 2001 due to additional funding requirements of overseas subsidiaries.
- Debts were made up of short and long-term bank loans, notes payable and bank overdrafts taken out mainly for purchase of properties, equipment and studio facilities in Taiwan and loans totalling HK$152 million (December 2001: HK$144 million) were secured by assets of the subsidiary companies.
- All debts were subject to floating rates of interest at 1% to 2% above the prevailing basic lending rates of the banks.
- A profile of debts maturity was as follows: within one year, HK$285 million (81%); in the second year, HK$15 million (4%); in the third to fifth years, HK$29 million (8%); and after the fifth year, HK$24 million (7%).

- Debts were denominated mainly in New Taiwan Dollars (86%), British Pounds (13%), and other currencies, such as Canadian, US and Australian Dollars.
- The Group had no committed borrowing facilities during the period.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 35% to HK$840 million (December 2001: HK$1,298 million).

There was no material acquisition or disposal of subsidiaries and associated companies during the period.

The financing requirements of the Galaxy pay TV project are kept separate from the Group and will be arranged with investors to be brought in.

(b) **Contingent liabilities**

There were guarantees to the extent of HK$89.6 million (December 2001: HK$93.6 million) provided to bankers for banking facilities and a performance bond issued to the Government of HKSAR.

On 18 July 2002, Galaxy Satellite Broadcasting Limited (GSBL), a wholly owned subsidiary of the Company was served a court claim filed by Americom Asia-Pacific, LLC, issued in London for outstanding satellite transponder service fees in the total sum of US$1,132,235 pursuant to the GE-1A Satellite Transponder Service Agreement made between the parties in September 2000. GSBL is contesting the claim and therefore no provision has been made in the Group's accounts for the period.

(c) **Exposure to fluctuations in exchange rates and related hedges**

As of 30 June 2002, exchange contracts entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers amounted to HK$7 million. When translated at rates ruling at 30 June 2002, there was a small exchange loss of HK$277,000 on those exchange contracts that has not been recognized in the Group's accounts.

HUMAN RESOURCES

As at 30 June 2002, the Group employed, excluding directors and freelance workers but including contract artistes, a total of 4,996 (December 2001: 5,194) full time employees. About 25% of these were employed in overseas subsidiaries and they were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis or by a package of shows. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel are offered a monthly salary and the year-end bonus equivalent to one month's salary has been withdrawn since 1 January 2002. There was no share option scheme adopted by the Group during the period.

USE OF PROCEEDS

The Company received net proceeds of HK$603 million by a placing of 4.87% shares on 30 April 1999 and a subscription of 20,355,000 new shares on 4 May 1999. The fund had a balance of HK$280 million as at 31 December 2001. Gilt-edged bonds matured in late March 2002 were redeemed in full. All the funds have been used in full as at 30 June 2002 for capital expenditures committed for the new TV City project.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2002, the Company has not redeemed any of its ordinary shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2002, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of unaudited interim accounts for the six months ended 30 June 2002.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2002, the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

	No. of Ordinary Shares of HK$ 0.05 each	**Nature of Interest**
Sir Run Run Shaw (*) *(Note)*	141,174,828	Corporate
Chow Yei Ching	100,000	Personal
Mona Fong	1,096,000	Personal
Christina Lee Look Ngan Kwan	16,701,000	Corporate
	602,144	Personal
Lee Jung Sen	1,262,415	Personal
Li Dak Sum	200,000	Corporate
Kevin Lo Chung Ping	Nil	
Louis Page	150,000	Personal
Chien Lee	600,000	Personal
Anthony Hsien Pin Lee	Nil	

Note: *For the avoidance of doubt and double counting, it should be noted that duplication of shareholdings occurred between parties (*) shown above and below under "Substantial Shareholders".*

The above corporate interests in which the directors and chief executive are taken to be interested are the interests of corporations where the directors and chief executive were either entitled to exercise (or were taken under the Securities (Disclosure of Interests) Ordinance to be able to exercise) or control the exercise of one-third or more of the voting power in general meetings of such corporations. Other than the above stated interests, none of the directors and chief executive have any other interests.

The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests were held or deemed or taken (under the Securities (Disclosure of Interests) Ordinance) to be held by any directors or chief executive of the Company in the share capital of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance) as at 30 June 2002.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the register of substantial shareholders maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that, apart from that disclosed above in respect of the director marked (*) and chief executive, the Company had been notified of the following interests, being 10% or more of the Company's issued share capital.

	No. of Ordinary Shares of HK$0.05 each
Shaw Brothers (Hong Kong) Limited (*) *(Note)*	113,888,628

Note: *For the avoidance of doubt and double counting, it should be noted that duplication of shareholdings occurred between parties (*) shown here and above under "Directors' Interests in Shares".*

Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 16 of the Securities (Disclosure of Interests) Ordinance as having an interest representing 10% or more of the issued share capital of the Company as at 30 June 2002.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules is also published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com.hk).

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 4 September 2002

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Six Months Ended 30 June 2002

	Note	Unaudited Six Months Ended 30 June 2002 HK$'000	2001 HK$'000
Turnover	2	**1,385,947**	1,542,374
Cost Of Sales		**(741,375)**	(799,274)
Gross Profit		**644,572**	743,100
Other Revenues	3	**18,491**	39,845
Selling And Distribution Costs		**(211,950)**	(216,161)
General And Administrative Expenses		**(243,533)**	(262,811)
Other Operating Income/(Expenses)		**1,843**	(4,569)
Operating Profit	4	**209,423**	299,404
Finance Costs		**(12,024)**	(11,516)
Share Of Profits Less Losses Of			
Jointly Controlled Entities		**(8,852)**	(9,241)
Associated Companies		**1,317**	3,039
Profit Before Taxation		**189,864**	281,686
Taxation	5	**(29,895)**	(56,828)
Profit After Taxation		**159,969**	224,858
Minority Interests		**1,897**	22,330
Profit Attributable To Shareholders		**161,866**	247,188
Dividends	6	**87,600**	87,600
Earnings Per Share	7	**HK$0.37**	HK$0.56

CONDENSED CONSOLIDATED BALANCE SHEET

As At 30 June 2002

	Note	**Unaudited 30 June 2002 HK$'000**	Audited 31 December 2001 HK$'000
Fixed Assets	8	**2,024,206**	1,653,700
Jointly Controlled Entities		**91,280**	104,753
Associated Companies		**22,356**	19,247
Investments In Securities		**4,824**	4,550
Loans To Investee Companies		**11,298**	10,824
Current Assets			
Programmes and film rights		**645,750**	532,481
Stocks		**26,478**	24,837
Trade and other receivables, prepayments and deposits	9	**986,263**	1,146,967
Investments in securities		**-**	49,825
Pledged bank deposits		**1,401**	7,134
Cash and bank balances		**287,336**	673,062
		1,947,228	2,434,306
Current Liabilities			
Trade and other payables and accruals	10	**670,990**	692,005
Short term loans		**217,944**	175,947
Bank overdrafts		**43,250**	37,579
Current portion of long term liabilities	13	**23,853**	20,911
Taxation		**36,970**	30,089
		993,007	956,531
Net Current Assets		**954,221**	1,477,775
Total Assets Less Current Liabilities		**3,108,185**	3,270,849
Financed by:			
Share Capital	11	**21,900**	21,900
Reserves	12	**2,878,366**	2,793,701
2001 Proposed Final Dividend	6(a)	**-**	328,500
Proposed Interim Dividend	6(b)	**87,600**	-
Shareholders' Funds		**2,987,866**	3,144,101
Minority Interests		**1,467**	2,068
Long Term Liabilities	13	**68,460**	72,242
Deferred Taxation		**50,392**	52,438
		3,108,185	3,270,849

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For The Six Months Ended 30 June 2002

	Unaudited Six Months Ended 30 June 2002 HK$'000	2001 HK$'000
Net Cash Inflow From Operating Activities	**258,159**	314,200
Net Cash Used In Investing Activities	**(353,074)**	(252,163)
Net Cash Used In Financing Activities	**(297,092)**	(251,123)
Decrease In Cash And Cash Equivalents	**(392,007)**	(189,086)
Cash And Cash Equivalents At 1 January	**549,916**	1,147,688
Effect Of Foreign Exchange Rate Changes	**(5,923)**	3,824
Cash And Cash Equivalents At 30 June	**151,986**	962,426
Analysis Of Balances Of Cash And Cash Equivalents:		
Cash and bank balances	**287,336**	1,050,424
Bank overdrafts	**(43,250)**	(37,513)
Short term bank loans repayable within three months	**(92,100)**	(50,485)
	151,986	962,426

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Six Months Ended 30 June 2002

	Unaudited Six Months Ended 30 June	
	2002	2001
	HK$'000	HK$'000
At 1 January, as previously reported - total equity	**3,144,101**	2,654,908
Changes in accounting policy		
Effect of adopting SSAP 9 (revised)	-	328,500
At 1 January, as restated	**3,144,101**	2,983,408
Exchange differences	**10,399**	(4,117)
Net gains/(losses) not recognised in the profit and loss account	**10,399**	(4,117)
Profit for the period	**161,866**	247,188
Dividends	**(328,500)**	(328,500)
At 30 June - total equity	**2,987,866**	2,897,979

NOTES TO CONDENSED INTERIM ACCOUNTS

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants.

These condensed interim accounts should be read in conjunction with the 2001 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31 December 2001 except that the group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised) : Presentation of financial statements
SSAP 11 (revised): Foreign currency translation
SSAP 15 (revised): Cash flow statements
SSAP 25 (revised): Interim financial reporting

SSAP 34: "Employee benefits" issued by the Hong Kong Society of Accountants has not been adopted in this interim accounts. However, the group is prepared to adopt it in the annual accounts of the year. Arrangements are being made to ensure compliance by year end. Despite this, no material impact to the interim accounts is expected.

Certain presentational changes have been made upon the adoption of SSAP 1 (revised): "Presentation of financial statements", SSAP 15 (revised): "Cash flow statements" and SSAP 25 (revised): "Interim financial reporting".

The change to the group's accounting policy and the effect of adopting SSAP 11 (revised) is set out below:

SSAP 11 (revised): Foreign currency translation

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

In prior periods, the profit and loss of foreign enterprises was translated at closing rate. This is a change in accounting policy, however, the translation of the profit and loss of foreign enterprises in prior periods has not been restated as the effect of this change is not material to the current and prior periods.

2 SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Primary reporting format - business segments

An analysis of the group's turnover and results for the period by business segments is as follows:

	Six Months Ended 30 June 2002						
	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	759,353	216,133	87,933	262,392	60,136	-	1,385,947
Inter-segment sales	-	61,457	2,637	6,466	27,406	(97,966)	-
	759,353	277,590	90,570	268,858	87,542	(97,966)	1,385,947
Segment results (note)	152,120	141,612	(33,266)	(51,908)	1,816	(951)	209,423
Finance costs							(12,024)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(3,655)	(5,197)		(8,852)
Associated companies	-	-	-	1,317	-		1,317
Profit before taxation							189,864
Taxation							(29,895)
Profit after taxation							159,969
Minority interests							1,897
Profit attributable to shareholders							161,866

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	53,621	20,110	11,227		84,958
Operating losses	-	-	(29,790)	(37,771)	(7,280)		(74,841)

2 SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

Six Months Ended 30 June 2001

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	964,392	183,813	83,574	248,914	61,681	-	1,542,374
Inter-segment sales	1,803	56,215	2,530	5,328	23,437	(89,313)	-
	966,195	240,028	86,104	254,242	85,118	(89,313)	1,542,374
Segment results (note)	359,153	89,655	(56,659)	(75,029)	(15,602)	(2,114)	299,404
Finance costs							(11,516)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(4,212)	(5,029)		(9,241)
Associated companies	-	(105)	-	3,144	-		3,039
Profit before taxation							281,686
Taxation							(56,828)
Profit after taxation							224,858
Minority interests							22,330
Profit attributable to shareholders							247,188

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	47,678	12,052	33,398		93,128
Operating losses	-	-	(54,797)	(41,814)	(22,277)		(118,888)

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in China, Taiwan and other countries

Other activities - animation production, merchandising services, website portal, magazine publication, uplinking and playback services and other related services

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

2 SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, website portal and magazine publication
Taiwan - cable television channel services
USA and Canada - licensing and distribution of television programmes and satellite pay TV operations
Australia - licensing and distribution of television programmes and satellite pay TV operations
Europe - licensing and distribution of television programmes and satellite pay TV operations
Mainland China - licensing and distribution of television programmes and satellite TV channel services
Malaysia and Singapore - licensing and distribution of television programmes
Other countries - principally licensing and distribution of television programmes

An analysis of the group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover		**Operating Profit/(Loss)**	
	Six Months Ended 30 June		**Six Months Ended 30 June**	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Geographical segments:				
Hong Kong	**800,387**	1,007,620	**143,057**	337,652
Taiwan	**260,821**	251,157	**(769)**	(31,803)
USA and Canada	**93,361**	96,673	**21,172**	(9,519)
Australia	**20,509**	17,651	**(25,086)**	(25,229)
Europe	**40,994**	41,089	**2,607**	(3,186)
Mainland China	**33,193**	30,344	**3,139**	1,012
Malaysia and Singapore	**120,551**	80,141	**59,909**	27,579
Other countries	**16,131**	17,699	**5,394**	2,898
	1,385,947	1,542,374	**209,423**	299,404

Sales are based on the location in which the customers are located. There are no sales between the geographical segments.

3 OTHER REVENUES

	Six Months Ended 30 June	
	2002	2001
	HK$'000	HK$'000
Interest income	**5,627**	29,305
Others	**12,864**	10,540
	18,491	39,845

4 OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	Six Months Ended 30 June	
	2002	2001
	HK$'000	HK$'000
Crediting		
Gain on disposal of fixed assets	**103**	649
Write back of provision for programmes and film rights	**-**	13,141
Charging		
Depreciation - owned fixed assets	**83,168**	90,007
Depreciation - leased fixed assets	**132**	-
Cost of programmes, film rights and stocks	**466,717**	536,746

5 TAXATION

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six Months Ended 30 June	
	2002	2001
	HK$'000	HK$'000
Hong Kong profits tax	**29,717**	55,401
Overseas taxation	**2,071**	2,822
Under/(over) provisions in prior periods	**46**	(3,834)
Deferred taxation	**(1,939)**	2,439
	29,895	56,828

6 DIVIDENDS

	Six Months Ended 30 June	
	2002	2001
	HK$'000	HK$'000
Interim dividend, proposed, of HK$0.20 (2001: HK$0.20) per ordinary share (note (b))	**87,600**	87,600
	87,600	87,600

Notes: (a) At a meeting held on 27 March 2002 the directors proposed a final dividend of HK$0.75 per ordinary share for the year ended 31 December 2001, which was paid on 5 June 2002 and has been reflected as an appropriation of retained earnings in these condensed interim accounts for the six months ended 30 June 2002.

(b) At a meeting held on 4 September 2002 the directors declared an interim dividend of HK$0.20 per ordinary share for the year ended 31 December 2002. This proposed dividend is not refected as a dividend payable in these condensed interim accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2002.

7 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$161,866,000 (2001: HK$247,188,000) and 438,000,000 shares in issue throughout the six months ended 30 June 2002 and 2001.

8 CAPITAL EXPENDITURE

	Property, plant and equipment
	HK$'000
Six months ended 30 June 2002	
Opening net book amount	1,653,700
Additions	426,617
Disposals	(432)
Depreciation (note 4)	(83,300)
Exchange differences	27,621
Closing net book amount	**2,024,206**

9 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

Included in trade and other receivables, prepayments and deposits are trade receivables and their aging analysis is as follows:

	30 June 2002	31 December 2001
	HK$'000	HK$'000
Current	**368,594**	451,462
1-2 months	**235,171**	276,536
2-3 months	**120,084**	131,018
3-4 months	**39,890**	52,552
4-5 months	**17,285**	19,421
Over 5 months	**95,950**	77,877
	876,974	1,008,866

Note:

The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

10 TRADE AND OTHER PAYABLES AND ACCRUALS

Included in trade and other payables and accruals are trade payables and their aging analysis is as follows:

	30 June 2002 HK$'000	31 December 2001 HK$'000
Current	**115,780**	139,638
1-2 months	**26,703**	17,320
2-3 months	**4,381**	2,942
3-4 months	**1,657**	809
4-5 months	**1,071**	683
Over 5 months	**2,568**	2,211
	152,160	163,603

11 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	Nominal value HK$'000
Authorised:		
At 1 January 2001 and 2002 and 30 June 2002	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2001 and 2002 and 30 June 2002	**438,000,000**	**21,900**

12 RESERVES

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2001, as previously reported	602,026	70,000	1,171	7,468	3,435	40,118	1,908,790	2,633,008
Effect of adopting SSAP 9 (revised)	-	-	-	-	-	-	328,500	328,500
At 1 January 2001, as restated	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
Arising on consolidation								
- subsidiaries	-	-	-	-	(8,302)	-	-	(8,302)
- jointly controlled entities	-	-	-	-	(9,613)	-	-	(9,613)
- associated companies	-	-	-	-	(1,542)	-	-	(1,542)
Exchange translation differences	-	-	-	-	5,557	-	(5,557)	-
Profit for the year	-	-	-	-	-	-	596,250	596,250
2000 Final dividend paid	-	-	-	-	-	-	(328,500)	(328,500)
2001 Interim dividend paid	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2001	602,026	70,000	1,171	7,468	(10,465)	40,118	2,411,883	3,122,201
Representing:								
2001 Final dividend proposed							328,500	
Others							2,083,383	
Retained earnings at 31 December 2001							2,411,883	
At 1 January 2002	602,026	70,000	1,171	7,468	(10,465)	40,118	2,411,883	3,122,201
Arising on consolidation								
- subsidiaries	-	-	-	-	1,376	-	-	1,376
- jointly controlled entities	-	-	-	-	7,231	-	-	7,231
- associated companies	-	-	-	-	1,792	-	-	1,792
Exchange translation differences	-	-	-	-	2,811	-	(2,811)	-
Profit for the period	-	-	-	-	-	-	161,866	161,866
2001 Final dividend paid (note 6(a))	-	-	-	-	-	-	(328,500)	(328,500)
At 30 June 2002	**602,026**	**70,000**	**1,171**	**7,468**	**2,745**	**40,118**	**2,242,438**	**2,965,966**
Representing:								
2002 Interim dividend proposed							87,600	
Others							2,154,838	
Retained earnings at 30 June 2002							**2,242,438**	

13 LONG TERM LIABILITIES

	30 June 2002 HK$'000	31 December 2001 HK$'000
Loans and notes payable		
- Unsecured	**950**	910
- Secured	**90,806**	91,652
	91,756	92,562
Obligations under finance leases	**557**	591
	92,313	93,153
Current portion of long term liabilities	**(23,853)**	(20,911)
	68,460	72,242

At 30 June 2002, the group's bank loans, other loans and notes payable (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Other loans and notes payable	
	30 June 2002 HK$'000	31 December 2001 HK$'000	**30 June 2002 HK$'000**	31 December 2001 HK$'000
- within one year	**22,617**	19,736	**1,048**	1,004
- in the second year	**15,007**	19,444	**107**	102
- in the third to fifth year	**24,438**	23,394	**4,322**	4,375
- after the fifth year	**24,217**	24,507	**-**	-
	86,279	87,081	**5,477**	5,481

At 30 June 2002, the group's finance lease liabilities were repayable as follows:

	30 June 2002 HK$'000	31 December 2001 HK$'000
- within one year	**244**	223
- in the second year	**244**	223
- in the third to fifth year	**182**	274
	670	720
Future finance charges on finance leases	**(113)**	(129)
Present value of finance lease liabilities	**557**	591

13 LONG TERM LIABILITIES (Continued)

	30 June 2002 HK$'000	31 December 2001 HK$'000
The present value of finance lease liabilities is as follows:		
- within one year	**188**	171
- in the second year	**188**	171
- in the third to fifth year	**181**	249
	557	591

14 CONTINGENT LIABILITIES

	30 June 2002 HK$'000	31 December 2001 HK$'000
(a) Guarantees for banking facilities granted to an investee company	**1,610**	5,611
(b) Guarantees for a performance bond granted to a subsidiary	**88,000**	88,000
	89,610	93,611

(c) In relation to the dispute between the company and the Composers and Authors Society of Hong Kong Limited ("CASH") with respect to the basis for determining annual licence fee payable to CASH for the performing rights controlled and administered by CASH, despite that the terms of the settlement were agreed in principle in early February 2001, the settlement agreement was not concluded due to CASH rengeing from the agreed terms. The dispute was therefore referred back to the Copyright Tribunal for determination. Prior to the hearing of the reference, the company has entered into a Licence Agreement with CASH on 17 April 2002. The agreement provides the company a licence of seven years commencing 1 January 2002 and an option of automatic renewal, year after year, after 31 December 2008 unless terminated by either party with six months' written notice. The final fee agreed on the new licence has no significant impact on the group's accounts for the period.

(d) On 18 July 2002, Galaxy Satellite Broadcasting Limited (GSBL), a wholly owned subsidiary of the company was served a court claim filed by Americom Asia-Pacific, LLC, issued in London for outstanding satellite transponder service fees in the total sum of US$1,132,235 pursuant to the GE-1A Satellite Transponder Service Agreement made between the parties in September 2000. GSBL is contesting the claim and therefore no provision is made in the group's accounts for the period.

15 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	30 June 2002	31 December 2001
	HK$'000	HK$'000
Authorised but not contracted for	382,317	651,314
Contracted but not provided for	458,089	646,946
	840,406	1,298,260

The group's share of commitments for fixed assets of the jointly controlled entities themselves not included in the above are as follows:

	30 June 2002	31 December 2001
	HK$'000	HK$'000
Authorised but not contracted for	107	98
Contracted but not provided for	47	42
	154	140

16 OPERATING LEASE COMMITMENTS

At 30 June 2002, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30 June 2002		31 December 2001	
	Land and buildings	Equipment and transponders	Land and buildings	Equipment and transponders
	HK$'000	HK$'000	HK$'000	HK$'000
-not later than one year	107,032	94,362	110,690	138,945
-later than one year and not later than five years	111,756	246,759	159,095	401,091
-later than five years	-	127,647	-	142,733
	218,788	468,768	269,785	682,769

17 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited (Shaw), a substantial shareholder of the company, has been providing certain production facilities to the company under a production management agreement. On 31 January 2001, the company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The amount paid by the company during the six months ended 30 June 2002 was HK$2,673,000 (2001: HK$2,673,000). In addition, an amount of HK$44,000 (2001: HK$42,000) was paid by the company to Shaw during the six months ended 30 June 2002 as a reimbursement of the government rates in respect of the production facilities.

(b) On 19 May 1997 and 15 December 1997, the company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the company tenancies of certain office and car parking spaces. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the company during the six months ended 30 June 2002 was HK$8,866,000 (2001: HK$8,866,000).

(c) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited (CNSL). The controlling shareholder of the holding company of CNSL is also a director of the company. The Letter of Intent was in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TV City of the company at a lump sum fee of HK$20,526,000, which shall be settled by way of installments. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company during the six months ended 30 June 2002 was HK$6,549,000 (2001: nil).

(d) Era Films (Hong Kong) Limited (Era Films) through its agent, Red River Agents Limited (Red River), has purchased from the company advertising airtime available on the company's channels in Hong Kong subject to terms and conditions set out in the rate card published by the company to all advertisers from time to time. Both Era Films and Red River are associates of Era Communications Co. Ltd. (Era), which is a minority shareholder of Liann Yee Production Co. Ltd. (LYP), a non-wholly owned subsidiary of the company. During the six months ended 30 June 2002, the income accrued by the company by selling advertising airtime to Era Films was HK$1,391,000 (2001: HK$302,000).

(e) Since 1 January 1995, Era has been acting as the sole distributor of LYP's cable channels in Taiwan and is responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The fee paid by LYP to Era during the six months ended 30 June 2002 was HK$5,383,000 (2001: HK$4,259,000).

(f) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. The amount received by LYP during the six months ended 30 June 2002 was HK$2,973,000 (2001: HK$5,141,000).

17 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(g) Since 1995, LYP has been representing Era as a marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. On 12 July 2001, the parties renewed the agreement for one year from 1 July 2001. Under the agreement, LYP would deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It was agreed between the parties that LYP would not receive any commission for the advertisements paid by non-cash consideration. The amount (before volume rebates) received by LYP during the six months ended 30 June 2002 was HK$20,535,000 (2001:HK$17,321,000). The volume rebates paid by LYP to third party advertisers was HK$20,841,000 (2001: HK$11,340,000).

(h) Since 1 August 1998, Era has been providing LYP with optical fibre networking service in Taiwan. On 27 July 2001, the parties renewed the agreement for a period of eleven months from 1 August 2001. Pursuant to the new agreement, Era would provide 14 lines of optic fibre to LYP at a monthly fee of HK$48,000 (exclusive of sales tax) per line. The fee paid by LYP to Era during the six months ended 30 June 2002 was HK$4,134,000 (2001: HK$5,914,000).

(i) LYP has obtained licenses from various independent news agencies to use their respective reports for television broadcast in Taiwan. Since 19 June 2000, LYP has sub-licensed its right to use such news reports to Era for television broadcast in Taiwan on the channels owned by Era at a fee based on actual usage and the fee payable to the news agencies by LYP. The fee charged by LYP to Era during the six months ended 30 June 2002 was HK$470,000 (2001: HK$807,000).

(j) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services in Taiwan at a monthly fee of HK$1,229,000 and Era has been providing LYP with satellite relay programme services in Taiwan at a monthly fee of HK$611,000. The fees were exclusive of 5% sales tax. On 27 December 2001, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions. During the six months ended 30 June 2002 the fee received by LYP from Era was HK$7,790,000 (2001: HK$7,926,000) and the amount paid by LYP to Era was HK$3,875,000 (2001: HK$3,943,000).

(k) Since 1 July 1999, LYP has been acting as the advertising agent of its associated company, Interface Company Limited (Interface) to recruit advertisements in the magazine published and distributed by Interface and responsible for business planning in Taiwan, whereby LYP received an agreed percentage of the advertising revenue as commission. On 11 April 2002, the parties renewed the agreement for one year from 1 January 2002 on the same terms and conditions. The income received by LYP during the six months ended 30 June 2002 was HK$4,319,000 (2001: HK$2,467,000).

(l) LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. (HCB) to provide satellite transmission service to LYP. The service fees paid by LYP to HCB during the six months ended 30 June 2002 was HK$5,105,000 (2001: HK$5,193,000).

(m) On 16 April 1999, TVBI Company Limited (TVBI), a wholly owned subsidiary of the company, agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced as from 1 March 2001. The fee received by TVBI from Era during the six months ended 30 June 2002 was HK$2,584,000 (2001: HK$5,218,000).

17 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(n) On 30 June 2000, TVB (Overseas) Limited (TVBO), a wholly owned subsidiary of the company, entered into a master production agreement with Era, to produce certain programmes for Era for a period of one year from 1 July 1999. On 5 January 2001, both parties agreed to renew the agreement for another one year from 1 July 2000 on the same terms and conditions except that the right of Era in exploiting the programmes was extended to video compact disc format. The fees received by TVBO from Era during the six months ended 30 June 2002 was nil (2001: HK$6,079,000).

(o) On 8 October 1995, TVBO entered into agreements with Measat Broadcast Network Systems Sdn. Bhd. (MBNS), an associate of the minority shareholder of one of the company's non-wholly owned subsidiaries, in respect of technical and management support and sales and marketing support by TVBO to MBNS for the period from 1 October 1996 to 30 September 2001. On 30 May 2001, TVBO entered into a supplemental agreement with MBNS to extend the terms of the agreements to cover a new channel acquired by MBNS and All Asia Programming Systems (BVI) Ltd. (AAPS), a wholly owned subsidiary of MBNS. The income accrued by TVBO during the six months ended 30 June 2002 was nil (2001: HK$7,677,000).

(p) On 7 October 1995, TVBO entered into a main supply agreement with AAPS for the supply of programming by TVBO for distribution by AAPS in Malaysia for the period from 1 October 1996 to 30 September 2001. On 8 October 1995, TVBO entered into a sub-license agreement with MBNS and AAPS where AAPS sub-licensed the programming to MBNS. On 8 December 1997, supplemental agreements were entered into between the parties to supplement the then arrangement. On 30 May 2001, TVBO entered into the letter agreement with AAPS and MBNS, pursuant to which various amendments were made to the terms of the agreements, including the fees payable, the extension of licensed territories for distribution to Brunei, certain arrangements in relation to subscription by hotel and commercial establishments and the replacement of programming. The income accrued by TVBO during the six months ended 30 June 2002 was nil (2001: HK$8,695,000).

(q) On 30 May 2001, TVBO entered into an agreement with MBNS and AAPS for supplying a channel to AAPS (which then sub-licensed to MBNS) for distribution in Malaysia and Brunei for the period from 1 November 1999 to 30 September 2001. The income accrued by TVBO during the six months ended 30 June 2002 was nil (2001: HK$9,424,000).

(r) On 30 September 2001, TVBI and TVB Satellite TV Entertainment Limited (TVBSE), both are wholly owned subsidiaries of the company, entered into a conditional deal memorandum with MBNS in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights in relation to certain Chinese language programming for distribution in Malaysia and Brunei, and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels for a period of three years from 1 October 2001. MBNS may sub-license such distribution rights to its affiliates or related companies. The agreement was mutually terminated with effect from 16 April 2002. The income accrued by TVBI and TVBSE during the six months ended 30 June 2002 was HK$32,828,000 (2001: nil).

(s) On 21 May 2002, TVBI and MBNS entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programmes line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during the six months ended 30 June 2002 was HK$ 11,749,000 (2001: nil).

(t) On 25 June 2002, TVBI, acting as an agent of LYP, entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during the six months ended 30 June 2002 was HK$4,606,000 (2001: nil).

17 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(u) On 26 June 2002, TVBSE entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services of MBNS and its affiliated company from 16 April 2002 to 30 September 2004 in Malaysia and Brunei. The income accrued by TVBSE during the six months ended 30 June 2002 was HK$1,101,000 (2001: nil).

(v) On 8 July 2002, TVBSE and MBNS entered into an agreement pursuant to which MBNS appointed TVBSE as its advertising agent responsible for advertisement and sponsorship sales of certain channels in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during the six months ended 30 June 2002 was HK$5,065,000 (2001: nil).

Apart from the above, the other related party transactions, the amounts of which involved were not significant to the group, include:

-Rental income from leasing of facilities and office premises,
-Income from providing the use of information system,
-Expenses on licensing of film rights, and
-Rental expense on leasing of production spaces.

董事局欣然提呈本集團截至二〇〇二年六月三十日止六個月之中期報告及簡明帳目。本集團截至二〇〇二年六月三十日止六個月之綜合損益帳、綜合現金流量表及綜合權益變動表，以及本集團於二〇〇二年六月三十日結算之綜合資產負債表，全部皆未經審核及以簡明帳目編製，連同選定附註現載於本報告之第31頁至第46頁。

中期股息

董事局欣然宣布派發中期股息每股港幣0.20元(二〇〇一年：港幣0.20元)予已發行之438,000,000股股份。

股息單將於二〇〇二年十月四日寄發予股東。本公司將於二〇〇二年九月二十五日至九月二十七日(包括首尾兩天)暫停辦理股份過戶登記手續。

管理層討論及分析

業務回顧

(a) 本期經營業績

本集團截至二〇〇二年六月三十日止六個月之營業額為港幣1,386,000,000元，與去年同期比較下跌10%。股東應佔溢利為港幣162,000,000元，與去年同期比較下跌35%。每股盈利跌至港幣0.37元(二〇〇一年：港幣0.56元)。

(b) 業務回顧及展望

免費電視廣播

於二〇〇二年上半年度，電視廣播的收視率及收視百分比持續高企，本公司一直以來於本地免費電視市場之傳統強勢持續。期內，中文頻道翡翠台週日黃金時段之平均收視百分比為83%，三月之收視百分比更高達87%，創十年來新高。於上半年度，英文頻道明珠台週日黃金時段之平均收視百分比達76%。

然而，本公司業務及行業之整體表現與宏觀經濟息息相關。眾所周知，於二〇〇二年上半年度，香港經濟環境較去年同期更為惡劣。相對去年同期，本地生產總值大幅下跌，失業問題較諸二〇〇一年上半年度更為嚴重，零售額亦大幅下滑。在上述各種經濟情況下，所有廣告媒體均受到嚴峻考驗，電視亦不能獨善其身。

然而，相對去年同期，本公司上半年度之本地除稅前經營溢利雖急降57%，綜合純利卻僅錄得35%跌幅，反映出本公司之海外業務持續增長，越趨穩固。

展望下半年度，我們預期情況將有所改善，並得到若干因素支持。首先，鑑於二〇〇一年下半年度發生多宗不幸事件及隨之而觸發經濟衰退浪潮，本公司於二〇〇二年下半年度的表現將會較易超越去年同期，並抵銷上半年度之部份虧損。此外，本公司業務一向受季節性因素影響，故下半年度之銷售表現一般較上半年度為佳。最後，只要經濟開始復甦，下半年度之一般季節性因素的利好影響定將會擴大，繼而進一步改善業績。

將軍澳新電視城之興建工程已經完成。搬遷工作將於本年度展開，而整項搬遷工作應能於二〇〇三年中前完成。該世界級先進製作中心可加強本公司的製作能力，而領先的尖端數碼科技將大大提昇本公司原已優越之製作能力。

近年來，本公司之內地製作業務穩步發展，並將於二〇〇二年進一步擴展。利潤可觀之發行業務及國際平台帶動節目存量日益增加，並將進一步擴闊本公司之內地業務基礎。

節目發行及分銷

上半年度之業績彰顯出本公司之發行及分銷業務持續增強。相對去年同期，上半年度之收入增加近16%，溢利則飆升58%。增長主要源自向馬來西亞、新加坡、台灣及北美洲發行電視節目。影像光碟之銷售受到香港經濟衰退及長達一個月之世界杯賽事所影響，惟本公司影像光碟於內地之銷售大幅增加抵銷了部份負面影響。本公司預期，發行及分銷業務將持續增長，增幅大致與過往幾年相若。

海外衛星收費電視業務

(a) TVB Satellite Platform (TVBSP) 美國

於美國，本公司多頻道衛星直接入戶廣播服務之用戶數目於上半年度有雙位數增長。該服務已網羅更多普通話頻道。新服務套餐帶動新用戶數目增長，每名用戶之平均收益亦有所增加。

(b) TVB Australia (TVBA)澳洲

透過於當地社區積極進行市場推廣工作，本公司於澳洲之多頻道衛星直接入戶廣播服務知名度提高，日受市場歡迎，用戶數目因而於上半年度錄得雙位數增長。有關自內地引入額外高質素頻道之磋商仍在進行中，藉此可望將服務伸展至澳洲華語社群之能力加強。

(c) The Chinese Channel (TCC)歐洲

與其他歐洲收費電視服務相同，TCC業務飽受聰明卡遭盜用的負面影響，用戶數目之增長因而停滯不前。本公司預期，新版本聰明卡推出後，盜用問題將可於二〇〇二年底前解決，用戶數目亦會重拾升軌。

頻道業務

(a) 台灣

儘管TVBS頻道大受歡迎且收視高企，但由於台灣整體經濟狀況不景，廣告收入因而受到影響。幸而頻道訂戶收費大幅增加，再加上TVBS-Asia海外頻道收入亦取得雙位數增長，因而抵銷了廣告收入減少的部份影響。本公司另推行多項成本減省措施，頻道業務於上半年度的虧損較去年同期減少約40%。

本公司努力不懈地重組及整頓台灣業務，預期下半年度的廣告收入及經營成本將可進一步獲得改善，台灣業務亦會於二〇〇二年年終錄得盈利。

(b) TVB8及星河頻道

TVB8頻道於一月登陸馬來西亞後，對期內訂戶收費增長有顯著貢獻。有見TVB8及星河頻道於內地之滲透率不斷增加，本公司於上海及北京開設廣告銷售辦事處，以把握良機。本公司預期，該等措施將於未來數月取得正面回報。

其他業務

(a) 翡翠動畫

翡翠動畫於二〇〇二年上半年度繼續取得理想表現，溢利增長達雙位數，更積極投入原有動畫項目。翡翠動畫的投資策略乃於上海推出多媒體產品業務，藉此開拓內地的發行及商品業務潛力。

(b) 互聯網業務（香港及中國內地）

上半年度，本公司互聯網業務的收入顯著增加，增長主要源自與本公司播放中節目相關之互動服務大幅增加所致。本公司播放的所有遊戲節目、音樂及特備節目之互動語音回應系統由互聯網業務管理。此外，本公司與流動電話營運商合作，從而於本公司受歡迎的節目中提供相關的短訊服務。本公司亦有批授本公司其他電視節目內容的發行權，使其可透過3G流動電話網絡發送。基於該等及其他措施，本公司之互聯網業務將於二〇〇二年下半年度達到收支平衡。

本公司已積極於內地搜集內容，以便透過即將推出之視頻點播服務向上海電信寬頻互聯網服務之用戶提供內容。

(c) 雜誌出版

對雜誌業整體而言，上半年度的競爭異常激烈。因此，本公司不得不隨書附送更多禮品，並為出版之雜誌換上全新面貌以迎合讀者，另外與廣告客戶合作進行市場推廣活動之次數亦已增加。本公司已採納嚴謹成本控制措施，因而大大減省印刷成本。

新業務 — 香港收費電視

電視廣播已獲批准，將其香港收費電視的業務單位 — 銀河衛星廣播有限公司之擁有權減持至低於50%一事押後至二〇〇三年二月，而與準投資者之磋商仍在進行中，本公司預期將於二〇〇三年二月最後期限前取得所需資金。

財務回顧

(a) 資本結構及流動資金

除了因將軍澳新電視城計劃之資本開支（港幣370,000,000元）增加而令固定資產逐漸擴大及現金結餘減少（港幣386,000,000元）外，本集團之資本結構於上半年之變動不大。本集團於二〇〇二年六月三十日的現金及銀行結餘有港幣287,000,000元，但現時之現金水平未能應付今年剩餘時間之其他資本承擔，就此本公司經已向我們的往來銀行安排額外融資額，以便在營業所得現金如有不足之時可供應用。本集團持有之現金及現金等價物主要是港幣及美元，與償務並無關連的。

本集團維持低資本與負債比率，於二〇〇二年六月三十日的比率是11.8%(二〇〇一年十二月：9.8%)，以本集團總債務港幣353,000,000元(二〇〇一年十二月：港幣307,000,000元)佔股東權益港幣2,988,000,000元(二〇〇一年十二月：港幣3,144,000,000元)爲計算基準。

— 債務因海外附屬公司之額外融資需求而比二〇〇一年年結時略有增加。

— 債務是由短期及長期銀行貸款、應付票據及銀行透支組成，主要是用作在台灣購置物業、設備及錄影廠設施。數額達港幣152,000,000元之貸款(二〇〇一年十二月：港幣144,000,000元)是以多家附屬公司之資產作抵押。

— 全部債務皆要付各有關銀行自行釐定的基本放款利率再加1%至2%不等的浮息。

— 債務到期的償還期限如下：港幣285,000,000元(佔81%)於一年內到期、港幣15,000,000元(佔4%)於第二年內到期、港幣29,000,000元(佔8%)於第三至第五年內到期及港幣24,000,000元(佔7%)於第五年後到期。

— 債務的貨幣單位主要是由新台幣(佔86%)、英鎊(佔13%)及其他貨幣，如加幣、美元及澳幣所組成。

— 本集團於期內並無已承諾的借款額。

本集團之資本承擔(不包括本集團分擔共同控制實體之資本承擔)已降低35%至港幣840,000,000元(二〇〇一年十二月：港幣1,298,000,000元)。

本集團於期內並無重大收購或出售任何附屬公司及聯營公司。

銀河收費電視計劃的財務需求與本集團分開獨立處理並會與有意入股之準投資者另行安排。

(b) 或有負債

或有負債指向銀行就銀行融資及向香港特區政府發出履約債券而須作出港幣89,600,000元(二〇〇一年十二月：港幣93,600,000元)之擔保。

於二〇〇二年七月十八日，本公司一全資附屬公司 — 銀河衛星廣播有限公司(銀河衛星)遭Americom Asia-Pacific, LLC在倫敦入稟法院，追討銀河衛星尚未繳付爲數達美金1,132,235元之衛星轉發器服務費，上述欠款是根據雙方在二〇〇〇年九月訂立有關GE-1A衛星轉發器服務協議之條款計算。銀河衛星對這索請正進行爭辯，故本集團沒有在本期帳目內作任何撥備。

(c) 匯率波動與相關對沖活動的風險

於二〇〇二年六月三十日，本集團與銀行訂立若干外幣匯率之沽售合約，以對沖海外客戶業務收入之波動，該等合約之金額爲港幣7,000,000元。如按二〇〇二年六月三十日之匯率折算，該等合約會錄有港幣277,000元之小量匯兌虧損，但該等匯兌虧損並未在本集團之帳目內確認。

人力資源

於二〇〇二年六月三十日，本集團共有4,996(二〇〇一年十二月：5,194)名全職僱員，其中不包括董事及自由工作人員，但包括合約藝員。僱員總數中，約25%受僱於海外附屬公司並按照當地情況及法規支付適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪。營業僱員視乎是否達到銷售目標支薪，其中包括薪金及銷售佣金。而非營業僱員祇領取月薪，相等於一個月薪金之年終花紅已由二〇〇二年一月一日起取消。本集團於期內並無採納任何購股權計劃。

發股資金收入使用

本公司於一九九九年四月三十日配售4.87%股份及於一九九九年五月四日認購20,355,000股新股所得款項之淨額爲港幣603,000,000元。上述款項於二〇〇一年十二月三十一日之餘額爲港幣280,000,000元。於二〇〇二年三月下旬到期之可靠債券已全部贖回。上述款項於二〇〇二年六月三十日已全部用作支付新電視城項目已承擔之資本支出。

購買、出售或贖回股份

截至二〇〇二年六月三十日止六個月期內，本公司並無贖回本公司任何普通股份。此外，本公司或其附屬公司亦無購買或出售本公司任何普通股份。

公司管理

除了獨立非執行董事因需按本公司章程輪值告退而未有指定之任期外，本公司在截至二〇〇二年六月三十日止六個月期內已遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14之最佳應用守則。

審核委員會

審核委員會已與管理層審閱本集團所採納之會計原則及方法，並討論有關內部監控及財務匯報事宜，包括審閱截至二〇〇二年六月三十日止六個月未經審核之中期帳目。

董事股份權益

於二〇〇二年六月三十日，遵照證券(披露權益)條例第29條規定而置存之股東名冊所載，本公司各董事及行政總裁擁有本公司之實質股份權益如下：

	每股面值港幣0.05元之普通股數目	權益性質
邵逸夫爵士 (*) (註解)	141,174,828	法團
周亦卿	100,000	個人
方逸華	1,096,000	個人
利陸雁群	16,701,000	法團
	602,144	個人
利榮森	1,262,415	個人
李達三	200,000	法團
羅仲炳	無	
費道宜	150,000	個人
利乾	600,000	個人
利憲彬	無	

註解：為免引起誤解及重複計算，現列出股權之重疊情況。有(*)符號者之股權與「主要股東」項下有(*)符號者之股權重疊。

上述各董事及行政總裁所擁有之法團權益乃為彼等因其有權行使(或根據證券(披露權益)條例假設可以行使)或控制行使在該等公司股東大會上三分一或以上之投票權，被視為彼等所擁有而列為法團權益。除以上所述權益外，所有董事及行政總裁均無其他權益。

本公司或其附屬公司各董事或行政總裁或彼等之配偶及十八歲以下子女並無獲授任何認購本公司或其他法人團體股份或債券之權利。

除上文所述外，於二〇〇二年六月三十日，本公司任何董事或行政總裁均無持有或(根據證券(披露權益)條例)被視為或當作持有本公司或任何相聯法團(證券(披露權益)條例所指之相聯法團)股本之權益。

主要股東

於二〇〇二年六月三十日，遵照證券(披露權益)條例第16(1)條規定而置存之主要股東名冊所載，除以上所述註有(*)符號之董事及行政總裁權益外，本公司已接獲通知下列權益者擁有本公司已發行股本10%或以上之權益。

	每股面值港幣0.05元之普通股數目
邵氏兄弟(香港)有限公司(*)(註解)	113,888,628

註解：為免引起誤解及重複計算，現列出股權之重疊情況。有(*)符號者之股權與「董事股份權益」項下有(*)符號者之股權重疊。

除以上所述股份外，遵照證券(披露權益)條例第16條規定而置存之股東名冊所載，並無其他人士於二〇〇二年六月三十日擁有本公司10%或以上已發行股本之權益。

中期報告

本集團截至二〇〇二年六月三十日止六個月之中期報告(載有上市規則附錄16第46(1)至46(6)段所規定之全部資料)亦在聯交所之網頁(www.hkex.com.hk)及本公司之網頁(www.tvb.com.hk)登載。

承董事局命
邵逸夫
行政主席

香港，二〇〇二年九月四日

簡明綜合損益帳

截至二〇〇二年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇二 港幣千元	 二〇〇一 港幣千元
營業額	2	1,385,947	1,542,374
銷售成本		(741,375)	(799,274)
毛利		644,572	743,100
其他收益	3	18,491	39,845
銷售及分銷成本		(211,950)	(216,161)
總務及行政開支		(243,533)	(262,811)
其他經營收入/(開支)		1,843	(4,569)
經營溢利	4	209,423	299,404
融資成本		(12,024)	(11,516)
應佔溢利減虧損			
共同控制實體		(8,852)	(9,241)
聯營公司		1,317	3,039
除稅前溢利		189,864	281,686
稅項	5	(29,895)	(56,828)
除稅後溢利		159,969	224,858
少數股東權益		1,897	22,330
股東應佔溢利		161,866	247,188
股息	6	87,600	87,600
每股盈利	7	港幣0.37元	港幣0.56元

簡明綜合資產負債表

二〇〇二年六月三十日結算

	附註	未經審核 六月三十日 二〇〇二 港幣千元	經審核 十二月三十一日 二〇〇一 港幣千元
固定資產	8	2,024,206	1,653,700
共同控制實體		91,280	104,753
聯營公司		22,356	19,247
在證券之投資		4,824	4,550
承資公司借款		11,298	10,824
流動資產			
節目及影片版權		645,750	532,481
盤存		26,478	24,837
貿易應收款及其他應收款、預付款及按金	9	986,263	1,146,967
在證券之投資		-	49,825
抵押銀行存款		1,401	7,134
現金及銀行結存		287,336	673,062
		1,947,228	2,434,306
流動負債			
貿易應付款及其他應付款及應計費用	10	670,990	692,005
短期貸款		217,944	175,947
銀行透支		43,250	37,579
長期負債之一年內應償還額	13	23,853	20,911
稅項		36,970	30,089
		993,007	956,531
流動資產淨額		954,221	1,477,775
總資產減流動負債		3,108,185	3,270,849
資金來源：			
股本	11	21,900	21,900
儲備	12	2,878,366	2,793,701
二〇〇一年擬派末期股息	6(a)	-	328,500
擬派中期股息	6(b)	87,600	-
股東權益		2,987,866	3,144,101
少數股東權益		1,467	2,068
長期負債	13	68,460	72,242
遞延稅項		50,392	52,438
		3,108,185	3,270,849

簡明綜合現金流量表

截至二〇〇二年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二〇〇二 港幣千元	 二〇〇一 港幣千元
經營活動之現金流入淨額	258,159	314,200
用於投資活動之現金淨額	(353,074)	(252,163)
用於融資活動之現金淨額	(297,092)	(251,123)
現金及現金等價物之減少	(392,007)	(189,086)
於一月一日之現金及現金等價物	549,916	1,147,688
外幣匯率變動之影響	(5,923)	3,824
於六月三十日之現金及現金等價物	151,986	962,426
現金及現金等價物結餘分析：		
現金及銀行結存	287,336	1,050,424
銀行透支	(43,250)	(37,513)
須於三個月內償還之短期銀行貸款	(92,100)	(50,485)
	151,986	962,426

簡明綜合權益變動表

截至二〇〇二年六月三十日止六個月

	未經審核 截至六月三十日止六個月 二〇〇二 港幣千元	 二〇〇一 港幣千元
一月一日，如前呈報 — 權益總額	3,144,101	2,654,908
會計政策變動		
採納會計實務準則第9號(經修訂)之影響	–	328,500
一月一日，經重列	3,144,101	2,983,408
匯兌差異	10,399	(4,117)
未於損益帳確認之收益/(虧損)淨額	10,399	(4,117)
期內溢利	161,866	247,188
股息	(328,500)	(328,500)
六月三十日 — 權益總額	2,987,866	2,897,979

簡明中期帳目附註

1　編製基準及會計政策

未經審核綜合簡明中期帳目乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

本簡明中期帳目應與二〇〇一年之年度財務報表一併閱讀。

編製本簡明中期帳目所採用之會計政策及計算方法與截至二〇〇一年十二月三十一日止年度之年度帳目所採用者一致，惟本集團於採納下列由香港會計師公會頒布之會計實務準則後，已更改若干會計政策，該等會計實務準則於二〇〇二年一月一日或以後開始之會計期間生效：

會計實務準則第1號(經修訂)：「財務報表之呈列」
會計實務準則第11號(經修訂)：「外幣折算」
會計實務準則第15號(經修訂)：「現金流量表」
會計實務準則第25號(經修訂)：「中期財務報告」

本中期帳目沒有採納香港會計師公會頒布之會計實務準則第34號：「僱員福利」，惟本集團準備在本年度之帳目內採納這個準則，並正積極準備以便在年結時可完全遵照準則之規定。除此之外，並無其他事項對此中期帳目會有重大影響。

因採納會計實務準則第1號(經修訂)：「財務報表之呈列」、會計實務準則第15號(經修訂)：「現金流量表」及會計實務準則第25號(經修訂)：「中期財務報告」，中期帳目之呈報方式已作出某些變動。

本集團會計政策上之改變及採納會計實務準則第11號(經修訂)之影響載列如下：

會計實務準則第11號(經修訂)：「外幣折算」

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益帳則按平均匯率折算。由此產生之匯兌差異則以儲備變動入帳。

以往，海外公司之損益帳均以資產負債表結算日之匯率折算。此乃會計政策上之改變，不過，此一變動對本期及前期帳目皆沒有重大影響，所以海外公司前期之損益帳並沒有重新折算及重列。

2 分部資料

本集團之主要業務爲免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

主要報告形式 — 業務分部

期內本集團之營業額及業績按業務分部分析如下：

	截至二○○二年六月三十日止六個月						
	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	759,353	216,133	87,933	262,392	60,136	-	1,385,947
分部間之銷售	-	61,457	2,637	6,466	27,406	(97,966)	-
	759,353	277,590	90,570	268,858	87,542	(97,966)	1,385,947
分部業績(附註)	152,120	141,612	(33,266)	(51,908)	1,816	(951)	209,423
融資成本							(12,024)
應佔溢利減虧損							
共同控制實體	-	-	-	(3,655)	(5,197)		(8,852)
聯營公司	-	-	-	1,317	-		1,317
除稅前溢利							189,864
稅項							(29,895)
除稅後溢利							159,969
少數股東權益							1,897
股東應佔溢利							161,866

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

營業額	-	-	53,621	20,110	11,227		84,958
經營虧損	-	-	(29,790)	(37,771)	(7,280)		(74,841)

2 分部資料（續）

主要報告形式 — 業務分部（續）

	截至二〇〇一年六月三十日止六個月						
	免費電視廣播	**節目發行及分銷**	**海外衛星收費電視業務**	**頻道業務**	**其他業務**	**抵銷**	**集團總額**
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	964,392	183,813	83,574	248,914	61,681	-	1,542,374
分部間之銷售	1,803	56,215	2,530	5,328	23,437	(89,313)	-
	966,195	240,028	86,104	254,242	85,118	(89,313)	1,542,374
分部業績(附註)	359,153	89,655	(56,659)	(75,029)	(15,602)	(2,114)	299,404
融資成本							(11,516)
應佔溢利減虧損							
共同控制實體	-	-	-	(4,212)	(5,029)		(9,241)
聯營公司	-	(105)	-	3,144	-		3,039
除稅前溢利							281,686
稅項							(56,828)
除稅後溢利							224,858
少數股東權益							22,330
股東應佔溢利							247,188

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	47,678	12,052	33,398		93,128
經營虧損	-	-	(54,797)	(41,814)	(22,277)		(118,888)

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國、台灣及其他地方編製及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版、衛星訊號上傳及放送服務及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

次要報告形式 — 地區分部

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道服務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要爲電視節目發行及分銷

2 分部資料（續）

次要報告形式 — 地區分部（續）

期內本集團之營業額及經營溢利/(虧損)按地區分部分析如下：

	營業額		**經營溢利/(虧損)**	
	截至六月三十日止六個月		**截至六月三十日止六個月**	
	二〇〇二	二〇〇一	**二〇〇二**	二〇〇一
	港幣千元	港幣千元	**港幣千元**	港幣千元
地區分部：				
香港	**800,387**	1,007,620	**143,057**	337,652
台灣	**260,821**	251,157	**(769)**	(31,803)
美國及加拿大	**93,361**	96,673	**21,172**	(9,519)
澳洲	**20,509**	17,651	**(25,086)**	(25,229)
歐洲	**40,994**	41,089	**2,607**	(3,186)
中國內地	**33,193**	30,344	**3,139**	1,012
馬來西亞及新加坡	**120,551**	80,141	**59,909**	27,579
其他國家	**16,131**	17,699	**5,394**	2,898
	1,385,947	1,542,374	**209,423**	299,404

銷售額乃按照客戶所在地區計算。地區分部之間並無任何銷售。

3 其他收益

	截至六月三十日止六個月	
	二〇〇二	二〇〇一
	港幣千元	港幣千元
利息收入	**5,627**	29,305
其他	**12,864**	10,540
	18,491	39,845

4 經營溢利

經營溢利已計入及扣除下列項目：

	截至六月三十日止六個月	
	二〇〇二	二〇〇一
	港幣千元	港幣千元
計入		
出售固定資產收益	**103**	649
節目及影片版權準備之撥回	**-**	13,141
扣除		
折舊－自置固定資產	**83,168**	90,007
折舊－租賃固定資產	**132**	-
節目、影片版權及盤存成本	**466,717**	536,746

5 稅項

香港利得稅乃按照期內估計應課稅溢利以稅率16%(2001：16%)提撥準備。海外利得稅則按照期內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在簡明綜合損益帳支銷之稅項如下：

	截至六月三十日止六個月	
	二〇〇二	二〇〇一
	港幣千元	港幣千元
香港利得稅	29,717	55,401
海外稅項	2,071	2,822
過往期間準備不足/(剩餘)	46	(3,834)
遞延稅項	(1,939)	2,439
	29,895	56,828

6 股息

	截至六月三十日止六個月	
	二〇〇二	二〇〇一
	港幣千元	港幣千元
擬派中期股息每普通股港幣0.20元 (2001：港幣0.20元)(附註(b))	87,600	87,600
	87,600	87,600

附註：(a)於二〇〇二年三月二十七日舉行之會議上，董事局擬派截至二〇〇一年十二月三十一日止年度之末期股息每普通股港幣0.75元，並於二〇〇二年六月五日派發及於截至二〇〇二年六月三十日止六個月之簡明中期帳目內列作保留盈餘分派。

(b)於二〇〇二年九月四日舉行之會議上，董事局宣派截至二〇〇二年十二月三十一日止年度之中期股息每普通股港幣0.20元。此項擬派股息並無於此簡明中期帳目內列作應付股息，惟將於截至二〇〇二年十二月三十一日止年度列作保留盈餘分派。

7 每股盈利

每股盈利乃按本集團之股東應佔溢利港幣161,866,000元(2001：港幣247,188,000元)及截至二〇〇二年及二〇〇一年六月三十日止六個月內已發行股份為438,000,000股計算。

8 資本開支

	物業、機器及器材
	港幣千元
截至二〇〇二年六月三十日止六個月	
期初帳面淨值	1,653,700
添置	426,617
出售	(432)
折舊(附註4)	(83,300)
匯兌差異	27,621
期末帳面淨值	**2,024,206**

9　貿易應收款及其他應收款、預付款及按金

貿易應收款及其他應收款、預付款及按金包括貿易應收款，按其帳齡分析如下：

	六月三十日 二〇〇二 港幣千元	十二月三十一日 二〇〇一 港幣千元
即期	368,594	451,462
一至兩個月	235,171	276,536
二至三個月	120,084	131,018
三至四個月	39,890	52,552
四至五個月	17,285	19,421
五個月以上	95,950	77,877
	876,974	1,008,866

附註：

本集團採取信貸政策管理，爲本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

10　貿易應付款及其他應付款及應計費用

貿易應付款及其他應付款及應計費用包括貿易應付款，按其帳齡分析如下：

	六月三十日 二〇〇二 港幣千元	十二月三十一日 二〇〇一 港幣千元
即期	115,780	139,638
一至兩個月	26,703	17,320
二至三個月	4,381	2,942
三至四個月	1,657	809
四至五個月	1,071	683
五個月以上	2,568	2,211
	152,160	163,603

11　股本

	每股面值 港幣0.05元 之普通股數目	面值 港幣千元
法定：		
二〇〇一年及二〇〇二年一月一日及二〇〇二年六月三十日	1,300,000,000	65,000
發行及實收：		
二〇〇一年及二〇〇二年一月一日及二〇〇二年六月三十日	438,000,000	21,900

12 儲備

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇一年一月一日，如前呈報	602,026	70,000	1,171	7,468	3,435	40,118	1,908,790	2,633,008
採納會計實務準則第9號（經修訂）之影響	-	-	-	-	-	-	328,500	328,500
二〇〇一年一月一日，經重列	602,026	70,000	1,171	7,468	3,435	40,118	2,237,290	2,961,508
綜合帳目後所得								
一附屬公司	-	-	-	-	(8,302)	-	-	(8,302)
一共同控制實體	-	-	-	-	(9,613)	-	-	(9,613)
一聯營公司	-	-	-	-	(1,542)	-	-	(1,542)
匯兌差異	-	-	-	-	5,557	-	(5,557)	-
本年度溢利	-	-	-	-	-	-	596,250	596,250
二〇〇〇年已派末期股息	-	-	-	-	-	-	(328,500)	(328,500)
二〇〇一年已派中期股息	-	-	-	-	-	-	(87,600)	(87,600)
二〇〇一年十二月三十一日	602,026	70,000	1,171	7,468	(10,465)	40,118	2,411,883	3,122,201
相當於								
二〇〇一年擬派末期股息							328,500	
其他							2,083,383	
二〇〇一年十二月三十一日保留盈餘							2,411,883	
二〇〇二年一月一日	602,026	70,000	1,171	7,468	(10,465)	40,118	2,411,883	3,122,201
綜合帳目後所得								
一附屬公司	-	-	-	-	1,376	-	-	1,376
一共同控制實體	-	-	-	-	7,231	-	-	7,231
一聯營公司	-	-	-	-	1,792	-	-	1,792
匯兌差異	-	-	-	-	2,811	-	(2,811)	-
期內溢利	-	-	-	-	-	-	161,866	161,866
二〇〇一年已派末期股息（附註6(a)）	-	-	-	-	-	-	(328,500)	(328,500)
二〇〇二年六月三十日	**602,026**	**70,000**	**1,171**	**7,468**	**2,745**	**40,118**	**2,242,438**	**2,965,966**
相當於								
二〇〇二年擬派中期股息							87,600	
其他							2,154,838	
二〇〇二年六月三十日**保留盈餘**							**2,242,438**	

13 長期負債

	六月三十日 二○○二 港幣千元	十二月三十一日 二○○一 港幣千元
貸款及應付票據		
－無抵押	950	910
－有抵押	90,806	91,652
	91,756	92,562
融資租賃承擔	557	591
	92,313	93,153
列爲流動負債之一年內應償還額	(23,853)	(20,911)
	68,460	72,242

於二○○二年六月三十日，本集團之銀行貸款、其他貸款及應付票據(不包括融資租賃負債)之還款期如下：

	銀行貸款		其他貸款及應付票據	
	六月三十日 二○○二 港幣千元	十二月三十一日 二○○一 港幣千元	六月三十日 二○○二 港幣千元	十二月三十一日 二○○一 港幣千元
－一年內	22,617	19,736	1,048	1,004
－第二年	15,007	19,444	107	102
－第三至第五年	24,438	23,394	4,322	4,375
－五年以上	24,217	24,507	-	-
	86,279	87,081	5,477	5,481

於二○○二年六月三十日，本集團之融資租賃負債之還款期如下：

	六月三十日 二○○二 港幣千元	十二月三十一日 二○○一 港幣千元
－一年內	244	223
－第二年	244	223
－第三至第五年	182	274
	670	720
融資租賃之未來融資支出	(113)	(129)
融資租賃負債之現値	557	591
融資租賃負債之現値如下：		
－一年內	188	171
－第二年	188	171
－第三至第五年	181	249
	557	591

14 或有負債

	六月三十日 二〇〇二 港幣千元	十二月三十一日 二〇〇一 港幣千元
(a) 作出擔保以取得銀行融資予一承資公司	1,610	5,611
(b) 爲一附屬公司取得履約債券作爲擔保	88,000	88,000
	89,610	93,611

(c) 本公司與香港作曲家及作詞家協會(CASH)就如何訂定每年須爲由CASH控制及管理之表演權利而繳付牌照費之爭議，儘管於二〇〇一年二月上旬原則上同意和解條款，惟因CASH推翻已同意之條款而未能訂立和解協議。該爭議因而需再發回版權審裁處裁決。惟於仲裁聆訊舉行前，本公司與CASH已於二〇〇二年四月十七日訂立牌照協議。此協議提供七年之牌照予本公司，由二〇〇二年一月一日起生效並於二〇〇八年十二月三十一日期滿後有權選擇每年自動續約，除非收到其中一方六個月之書面通知方可終止。新牌照協定之最後牌照費對本集團期內之帳目不會有重大影響。

(d) 於二〇〇二年七月十八日，本公司一全資附屬公司 — 銀河衛星廣播有限公司(銀河衛星)遭 Americom Asia-Pacific, LLC在倫敦入稟法院，追討銀河衛星尙未繳付爲數達美金1,132,235元之衛星轉發器服務費，上述欠款是根據雙方在二〇〇〇年九月訂立有關GE-1A衛星轉發器服務協議之條款計算。銀河衛星對這索請正進行爭辯，故沒有在本集團之本期帳目內作任何撥備。

15 資本承擔

購買固定資產之承擔數目如下：

	六月三十日 二〇〇二 港幣千元	十二月三十一日 二〇〇一 港幣千元
經批准惟未簽約	382,317	651,314
經簽約惟未撥備	458,089	646,946
	840,406	1,298,260

上述未包括本集團在共同控制實體之應佔購買固定資產之承擔如下：

	六月三十日 二〇〇二 港幣千元	十二月三十一日 二〇〇一 港幣千元
經批准惟未簽約	107	98
經簽約惟未撥備	47	42
	154	140

16 經營租賃承擔

於二〇〇二年六月三十日，本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃付款如下：

	二〇〇二年六月三十日		二〇〇一年十二月三十一日	
	土地及樓宇	器材及衛星轉發器	土地及樓宇	器材及衛星轉發器
	港幣千元	港幣千元	港幣千元	港幣千元
一第一年內	107,032	94,362	110,690	138,945
一第二至第五年內	111,756	246,759	159,095	401,091
一五年後	-	127,647	-	142,733
	218,788	468,768	269,785	682,769

17 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下:

(a) 由一九九二年五月五日起，本公司之主要股東 — 邵氏兄弟(香港)有限公司(邵氏)已根據一項製作管理協議提供其位於香港之若干製作設施予本公司。於二〇〇一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二〇〇一年二月一日起至二〇〇三年一月三十一日止，爲期兩年。每月費用爲港幣445,000元。本公司於截至二〇〇二年六月三十日止六個月內已付之費用爲港幣2,673,000元(2001：港幣2,673,000元)。此外，本公司於截至二〇〇二年六月三十日止六個月內已付港幣44,000元(2001：港幣42,000元)予邵氏作爲償還該等製作設施之政府差餉。

(b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏出租若干辦公室及泊車位予本公司。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於截至二〇〇二年六月三十日止六個月內已付之租金爲港幣8,866,000元(2001：港幣8,866,000元)。

(c) 於二〇〇一年三月三十日，本公司與Chevalier (Network Solutions) Limited (CNSL)(CNSL之控股公司之控權股東亦爲本公司之董事)訂立意向書，內容有關CNSL向本公司之新電視城供應、安裝及保養PABX及結構電纜網路，整筆費用爲港幣20,526,000元，並會以分期方式支付。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於截至二〇〇二年六月三十日止六個月內已付之數額爲港幣6,549,000元(2001：無)。

(d) Era Films(Hong Kong)Limited(Era Films)已透過其代理Red River Agents Limited(Red River)按本公司不時向廣告商刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。Era Films及Red River均爲本公司一非全資附屬公司 — 聯意製作股份有限公司(聯意)之少數股東 — 年代網際事業股份有限公司(年代)之聯繫人士。截至二〇〇二年六月三十日止六個月內，本公司出售廣告時段予Era Films之累算收益爲港幣1,391,000元(2001：港幣302,000元)。

(e) 由一九九五年一月一日起，年代已充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二〇〇〇年十一月十六日，訂約方把該分銷協議續期兩年，由二〇〇一年三月一日起生效。於二〇〇二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二〇〇二年一月一日起聯意應付年代之佣金金額。聯意於截至二〇〇二年六月三十日止六個月內已支付年代之費用爲港幣5,383,000元(2001：港幣4,259,000元)。

(f) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。聯意於截至二〇〇二年六月三十日止六個月內收取之數額爲港幣2,973,000元(2001：港幣5,141,000元)。

17 重大有關連人士交易(續)

(g) 由一九九五年起，聯意已充任年代之市場推廣代理，為年代在台灣經營之若干電視頻道招攬廣告。於二〇〇一年七月十二日，訂約方把該協議續期一年，由二〇〇一年七月一日起生效。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作為佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。於截至二〇〇二年六月三十日止六個月內，聯意收取之數額(未扣除大額回扣)為港幣20,535,000元(2001：港幣17,321,000元)。聯意付予第三方廣告商之大額回扣數額為港幣20,841,000元(2001：港幣11,340,000元)。

(h) 由一九九八年八月一日起，年代已為聯意在台灣提供光纖網路服務。於二〇〇一年七月二十七日，訂約方把該協議續期十一個月，由二〇〇一年八月一日起生效。根據新協議，年代會以每路光纖線為港幣48,000元之月費(不包括銷售稅)為聯意提供十四路光纖線。聯意於截至二〇〇二年六月三十日止六個月內付予年代之費用為港幣4,134,000元(2001：港幣5,914,000元)。

(i) 聯意已獲多間獨立新聞社之特許權，特許聯意在台灣使用他們之新聞片段作電視廣播。由二〇〇〇年六月十九日起，聯意分特許其權利予年代，使年代在台灣擁有之頻道可使用該等新聞片段作電視廣播，其費用是按實際用量及聯意支付新聞社之應付費用為基準。聯意於截至二〇〇二年六月三十日止六個月內收取年代之費用為港幣470,000元(2001：港幣807,000元)。

(j) 由二〇〇〇年十月二十八日起，聯意已為年代以港幣1,229,000元之月費在台灣提供衛星設備及技術服務及年代已為聯意以港幣611,000元之月費在台灣提供中繼頻道衛星節目信號服務。上述月費皆不包括5%之銷售稅。於二〇〇一年十二月二十七日，訂約方把該協議按相同條款及條件續期一年，由二〇〇二年一月一日起生效。於截至二〇〇二年六月三十日止六個月內，聯意收取年代之費用為港幣7,790,000元(2001：港幣7,926,000元)，而聯意付予年代之數額則為港幣3,875,000元(2001：港幣3,943,000元)。

(k) 由一九九九年七月一日起，聯意已充任其聯營公司 — 英特發股份有限公司(英特發)之廣告代理，為英特發在台灣印刷及發行的刊物招攬廣告，並負責業務規劃。根據協議，聯意可收取廣告收益之某一特定百分比作為佣金。於二〇〇二年四月十一日，訂約方把該協議按相同條款及條件續期一年，由二〇〇二年一月一日起生效。聯意於截至二〇〇二年六月三十日止六個月內收取之收益為港幣4,319,000元(2001：港幣2,467,000元)。

(l) 聯意與一共同控制實體 — 星際傳播股份有限公司(星際)已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。聯意於截至二〇〇二年六月三十日止六個月內支付予星際之服務費用為港幣5,105,000元(2001：港幣5,193,000元)。

(m) 於一九九九年四月十六日，本公司一全資附屬公司 — 電視廣播(國際)有限公司(電視廣播(國際))同意分租部份衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日起開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起減少電視廣播(國際)分租予年代之轉發器容量。電視廣播(國際)於截至二〇〇二年六月三十日止六個月內收取年代之費用為港幣2,584,000元(2001：港幣5,218,000元)。

(n) 於二〇〇〇年六月三十日，本公司一全資附屬公司 — TVB(Overseas) Limited (TVBO)與年代訂立總製作協議，據此，TVBO為年代製作若干節目，由一九九九年七月一日起生效，為期一年。於二〇〇一年一月五日，訂約雙方同意把該協議由二〇〇〇年七月一日起以相同條款及條件續期一年，惟開拓該等節目之影像光碟權益亦需撥歸年代。TVBO於截至二〇〇二年六月三十日止六個月內並無收取年代任何費用(2001：港幣6,079,000元)。

(o) 於一九九五年十月八日，TVBO就由一九九六年十月一日起至二〇〇一年九月三十日止期間，提供技術、管理、營業及市場支援服務予本公司一非全資附屬公司少數股東之聯繫人士 — Measat Broadcast Network Systems Sdn. Bhd.(MBNS)而與MBNS訂立多項協議。於二〇〇一年五月三十日，TVBO與MBNS訂立增補協議，使該等協議之條款可引伸適用於MBNS及MBNS之全資附屬公司 — All Asia Programming Systems (BVI) Ltd.(AAPS)所收購之新頻道。TVBO於截至二〇〇二年六月三十日止六個月內並無累算收入(2001：港幣7,677,000元)。

17 重大有關連人士交易（續）

(p) 於一九九五年十月七日，TVBO與AAPS訂立主要供應協議，據此，TVBO需由一九九六年十月一日起至二○○一年九月三十日止期間，提供節目予AAPS在馬來西亞分銷。於一九九五年十月八日，TVBO與MBNS及AAPS訂立分特許協議，據此，AAPS批予MBNS節目經銷權。於一九九七年十二月八日，訂約方訂立若干增補協議以補充當時之安排。於二○○一年五月三十日，TVBO與AAPS及MBNS訂立函件協議，據此，協議中之條款作出多項變動，其中包括應付服務費用，擴展節目經銷地域至汶萊，若干與伸展服務予酒店及商業用戶及更換節目有關之安排。TVBO於截至二○○二年六月三十日止六個月內並無累算收入(2001：港幣8,695,000元)。

(q) 於二○○一年五月三十日，TVBO與MBNS及AAPS訂立提供電視頻道協議，據此，TVBO需由一九九九年十一月一日起至二○○一年九月三十日止期間，提供一條電視頻道予AAPS(其後AAPS再批分特許權予MBNS)於馬來西亞及汶萊分銷。TVBO於截至二○○二年六月三十日止六個月內並無累算收入(2001：港幣9,424,000元)。

(r) 於二○○一年九月三十日，本公司兩家全資附屬公司 — 電視廣播(國際)及TVB Satellite TV Entertainment Limited(TVBSE)與MBNS訂立交易備忘錄，內容有關(i)電視廣播(國際)向MBNS批出有關在馬來西亞及汶萊之收費電視經銷若干中文節目之權利及(ii)TVBSE就若干電視頻道之廣告銷售及贊助事宜向MBNS提供由二○○一年十月一日起生效，為期三年之服務。根據交易備忘錄，MBNS可將上述特許權利轉批予其聯屬公司或關連公司。訂約方其後同意把交易備忘錄由二○○二年四月十六日起終止。電視廣播(國際)及TVBSE於截至二○○二年六月三十日止六個月內之累算收入為港幣32,828,000元(2001：無)。

(s) 於二○○二年五月二十一日，電視廣播(國際)與MBNS訂立交易備忘錄，據此，電視廣播(國際)會由二○○二年四月十六日起至二○○四年九月三十日止期間，於馬來西亞及汶萊以獨家形式提供電視節目予MBNS擁有及經營之頻道播放。電視廣播(國際)於截至二○○二年六月三十日止六個月內之累算收入為港幣11,749,000元(2001：無)。

(t) 於二○○二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立交易備忘錄，授權MBNS由二○○二年四月十六日起至二○○四年九月三十日止期間，可透過由MBNS或其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於截至二○○二年六月三十日止六個月內之累算收入為港幣4,606,000元(2001：無)。

(u) 於二○○二年六月二十六日，TVBSE與MBNS訂立交易備忘錄，內容有關由二○○二年四月十六日起至二○○四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務播放該等頻道。TVBSE於截至二○○二年六月三十日止六個月內之累算收入為港幣1,101,000元(2001：無)。

(v) 於二○○二年七月八日，TVBSE與MBNS訂立協議，據此，由二○○二年四月十六日起至二○○四年九月三十日止期間，MBNS委任TVBSE為其廣告代理，負責若干頻道在馬來西亞及汶萊所有廣告及贊助之銷售。TVBSE於截至二○○二年六月三十日止六個月內之累算收入為港幣5,065,000元(2001：無)。

除上文所述外，其他數額對本集團而言屬不重大之有關連人士交易包括：

— 出租設施及辦公室之租金收入，
— 提供資訊系統服務之收入，
— 電影版權之發行費用，及
— 租賃製作地方之租金費用。

TELEVISION BROADCASTS LIMITED INTERIM REPORT 2002

Television Broadcasts Limited

TV City, Clear Water Bay Road, Kowloon, Hong Kong.